                          UNITED STATESUNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


                                                  ------------------------------
                                                             OMB Approval
                                                  ------------------------------
                                                  OMB Number:   3235-0360
                FORM N-17f-2                      Expires:
                                                  Estimated average burden hours
                                                  per response..............0.05
                                                  ------------------------------


Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:           Date examination completed:
                                                 9/28/99, 11/30/99,
811-3153                                         12/31/99


2. State Identification Number:

AL   None            AK   Attach.    AZ   Attach.     AR   Attach.      CA   505-2479   CO IC91-00-432
CT   Attach.         DE   Attach.   DC   None         FL   33630(9)     GA   56882139   HI   None
ID   Attach.         IL   9943800   IN   90-0072 IC   IA   Attach.      KS   Attach.    KY   M33793
LA   66004           ME   Attach.   MD   Attach.      MA   Attach.      MI   Attach.    MN   R-34008
MS   Attach.         MO   Attach.   MT   Attach.      NE   Attach.      NV   None       NH   None
NJ   None            NM   Attach.   NY   Attach.      NC   1394         ND   Attach.    OH   19712
OK   Attach.         OR   97-0413   PA 9004004MF      RI   None         SC   Attach.    SD   Attach.
TN   Attach.         TX   Attach.   UT   B00117104    VT   Attach       VA   561        WA   Attach.
WV   Attach.         WI   Attach.   WY   18620        PUERTO RICO   Attach.
Other (specify):

3. Exact Name of Investment Company as Specified in Registration Statement:
          Frank Russell Investment Company

4. Address of principal executive office (number, street, city, state, zip code):
          909 A Street, Tacoma, WA  98402

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                  ATTACHMENT
                                TO FORM N-17f-2

                       FRANK RUSSELL INVESTMENT COMPANY



---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                             State Identification Number
---------------------------------------------------------------------------------------------------------------
Alaska                Aggressive Strategy - Class C, D, E                   99-03432
                      Balanced Strategy - Class C, D, E                     99-03431
                      Conservative Strategy - Class C, D, E                 99-03430
                      Equity Aggressive Strategy - Class C, D, E            99-03429
                      Moderate Strategy - Class C, D, E                     99-03428
---------------------------------------------------------------------------------------------------------------
Arizona               Aggressive Strategy - Class C                         S-0060978
                      Aggressive Strategy - Class D                         S-0054180
                      Aggressive Strategy - Class E                         S-0055434
                      Balanced Strategy - Class C                           S-0060979
                      Balanced Strategy - Class D                           S-0054181
                      Balanced Strategy - Class E                           S-0055435
                      Conservative Strategy - Class C                       S-0060980
                      Conservative Strategy - Class D                       S-0054182
                      Conservative Strategy - Class E                       S-0055436
                      Equity Aggressive Strategy - Class C                  S-0060990
                      Equity Aggressive Strategy - Class D                  S-0054183
                      Equity Aggressive Strategy - Class E                  S-0055437
                      Moderate Strategy - Class C                           S-0061001
                      Moderate Strategy - Class D                           S-0054184
                      Moderate Strategy - Class E                           S-0055438
---------------------------------------------------------------------------------------------------------------
Arkansas              Aggressive Strategy - Class C, D, E                   90-M0059-28
                      Balanced Strategy - Class C, D, E                     90-M0059-27
                      Conservative Strategy - Class C, D, E                 90-M0059-24
                      Equity Aggressive Strategy - Class C, D, E            90-M0059-26
                      Moderate Strategy - Class C, D, E                     90-M0059-25
---------------------------------------------------------------------------------------------------------------
Connecticut           Aggressive Strategy - Class C, D, E                   205897
                      Balanced Strategy - Class C, D, E                     205900
                      Conservative Strategy - Class C, D, E                 205899
                      Equity Aggressive Strategy - Class C, D, E            205898
                      Moderate Strategy - Class C, D, E                     205901
---------------------------------------------------------------------------------------------------------------
Delaware              Aggressive Strategy - Class C, D, E                   5005
                      Balanced Strategy - Class C, D, E                     5004
                      Conservative Strategy - Class C, D, E                 5002
                      Equity Aggressive Strategy - Class C, D, E            5001
                      Moderate Strategy - Class C, D, E                     5003
---------------------------------------------------------------------------------------------------------------
Idaho                 Aggressive Strategy - Class C, D, E                   47928
                      Balanced Strategy - Class C, D, E                     47927
                      Conservative Strategy - Class C, D, E                 47925
                      Equity Aggressive Strategy - Class C, D, E            47924
                      Moderate Strategy - Class C, D, E                     47926
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
State                  Portfolio                                            State Identification Number
---------------------------------------------------------------------------------------------------------------
Iowa                  Aggressive Strategy - Class C                         I-43109
                      Aggressive Strategy - Class D                         I-38420
                      Aggressive Strategy - Class E                         I-39262
                      Balanced Strategy - Class C                           I-43110
                      Balanced Strategy - Class D                           I-38424
                      Balanced Strategy - Class E                           I-39263
                      Conservative Strategy - Class C                       I-43111
                      Conservative Strategy - Class D                       I-38421
                      Conservative Strategy - Class E                       I-39264
                      Equity Aggressive Strategy - Class C                  I-43131
                      Equity Aggressive Strategy - Class D                  I-38422
                      Equity Aggressive Strategy - Class E                  I-39265
                      Moderate Strategy - Class C                           I-43112
                      Moderate Strategy - Class D                           I-38423
                      Moderate Strategy - Class E                           I-39266
---------------------------------------------------------------------------------------------------------------
Kansas                Aggressive Strategy - Class C, D, E                   97S0001180
                      Balanced Strategy - Class C, D, E                     97S0001181
                      Conservative Strategy - Class C, D, E                 97S0001182
                      Equity Aggressive Strategy - Class C, D, E            97S0001183
                      Moderate Strategy - Class C, D, E                     97S0001184
---------------------------------------------------------------------------------------------------------------
Maine                 Aggressive Strategy - Class C                         MF0-7598
                      Aggressive Strategy - Class D                         MF-R99-11947
                      Aggressive Strategy - Class E                         MFR-954
                      Balanced Strategy - Class C                           MF0-7599
                      Balanced Strategy - Class D                           MF-R99-11946
                      Balanced Strategy - Class E                           MFR-953
                      Conservative Strategy - Class C                       MF0-7600
                      Conservative Strategy - Class D                       MF-R99-11945
                      Conservative Strategy - Class E                       MFR-952
                      Equity Aggressive Strategy - Class C                  MF0-7610
                      Equity Aggressive Strategy - Class D                  MF-R99-11944
                      Equity Aggressive Strategy - Class E                  MFR-956
                      Moderate Strategy - Class C                           MF0-7621
                      Moderate Strategy - Class D                           MF-R99-11943
                      Moderate Strategy - Class E                           MFR-951
---------------------------------------------------------------------------------------------------------------
Maryland              Aggressive Strategy - Class C                         SM982868
                      Aggressive Strategy - Class D                         SM970582
                      Aggressive Strategy - Class E                         SM971278
                      Balanced Strategy - Class C                           SM982867
                      Balanced Strategy - Class D                           SM970583
                      Balanced Strategy - Class E                           SM971277
                      Conservative Strategy - Class C                       SM982866
                      Conservative Strategy - Class D                       SM970585
                      Conservative Strategy - Class E                       SM971276
                      Equity Aggressive Strategy - Class C                  SM982849
                      Equity Aggressive Strategy - Class D                  SM970586
                      Equity Aggressive Strategy - Class E                  SM971275
                      Moderate Strategy - Class C                           SM982852
                      Moderate Strategy - Class D                           SM970584
                      Moderate Strategy - Class E                           SM971279
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                           State Identification Number
---------------------------------------------------------------------------------------------------------------
Massachusetts         Aggressive Strategy - Class C                       003943
                      Aggressive Strategy - Class D                       003942
                      Aggressive Strategy - Class E                       003941
                      Balanced Strategy - Class C                         003940
                      Balanced Strategy - Class D                         003939
                      Balanced Strategy - Class E                         003938
                      Conservative Strategy - Class C                     003937
                      Conservative Strategy - Class D                     003936
                      Conservative Strategy - Class E                     003935
                      Equity Aggressive Strategy - Class C                003919
                      Equity Aggressive Strategy - Class D                003918
                      Equity Aggressive Strategy - Class E                003917
                      Moderate Strategy - Class C                         003890
                      Moderate Strategy - Class D                         003889
                      Moderate Strategy - Class E                         003888
---------------------------------------------------------------------------------------------------------------
Michigan              Aggressive Strategy - Class C                       277958
                      Aggressive Strategy - Class D                       275452
                      Aggressive Strategy - Class E                       276043
                      Balanced Strategy - Class C                         277960
                      Balanced Strategy - Class D                         275451
                      Balanced Strategy - Class E                         276042
                      Conservative Strategy - Class C                     277959
                      Conservative Strategy - Class D                     275449
                      Conservative Strategy - Class E                     276041
                      Equity Aggressive Strategy - Class C                277952
                      Equity Aggressive Strategy - Class D                275448
                      Equity Aggressive Strategy - Class E                276040
                      Moderate Strategy - Class C                         277950
                      Moderate Strategy - Class D                         275450
                      Moderate Strategy - Class E                         276039
---------------------------------------------------------------------------------------------------------------
Mississippi           Aggressive Strategy - Class C                       MF-98-12-162
                      Aggressive Strategy - Class D                       MF-97-04-150
                      Aggressive Strategy - Class E                       MF-97-08-105
                      Balanced Strategy - Class C                         MF-98-12-163
                      Balanced Strategy - Class D                         MF-97-04-149
                      Balanced Strategy - Class E                         MF-97-08-106
                      Conservative Strategy - Class C                     MF-98-12-161
                      Conservative Strategy - Class D                     MF-97-04-147
                      Conservative Strategy - Class E                     MF-97-08-107
                      Equity Aggressive Strategy - Class C                MF-98-12-152
                      Equity Aggressive Strategy - Class D                MF-97-04-146
                      Equity Aggressive Strategy - Class E                MF-97-08-108
                      Moderate Strategy - Class C                         MF-98-12-140
                      Moderate Strategy - Class D                         MF-97-04-148
                      Moderate Strategy - Class E                         MF-97-08-109
---------------------------------------------------------------------------------------------------------------
Missouri              Aggressive Strategy - Class C, D, E                 177875
                      Balanced Strategy - Class C, D, E                   177874
                      Conservative Strategy - Class C, D, E               177872
                      Equity Aggressive Strategy - Class C, D, E          177871
                      Moderate Strategy - Class C, D, E                   177873
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                                State Identification Number
---------------------------------------------------------------------------------------------------------------
Montana               Aggressive Strategy - Class C, D, E                      36808
                      Balanced Strategy - Class C, D, E                        36809
                      Conservative Strategy - Class C, D, E                    36810
                      Equity Aggressive Strategy - Class C, D, E               36811
                      Moderate Strategy - Class C, D, E                        36812
---------------------------------------------------------------------------------------------------------------
Nebraska              Aggressive Strategy - Class C                            41387
                      Aggressive Strategy - Class D                            43105
                      Aggressive Strategy - Class E                            33,748
                      Balanced Strategy - Class C                              41388
                      Balanced Strategy - Class D                              43104
                      Balanced Strategy - Class E                              33,749
                      Conservative Strategy - Class C                          41389
                      Conservative Strategy - Class D                          43013
                      Conservative Strategy - Class E                          33,750
                      Equity Aggressive Strategy - Class C                     41393
                      Equity Aggressive Strategy - Class D                     43102
                      Equity Aggressive Strategy - Class E                     33,751
                      Moderate Strategy - Class C                              41410
                      Moderate Strategy - Class D                              43011
                      Moderate Strategy - Class E                              33,752
---------------------------------------------------------------------------------------------------------------
New Mexico            Aggressive Strategy - Class C                            696013
                      Aggressive Strategy - Class D                            302594
                      Aggressive Strategy - Class E                            302593
                      Balanced Strategy - Class C                              696014
                      Balanced Strategy - Class D                              302592
                      Balanced Strategy - Class E                              302591
                      Conservative Strategy - Class C                          696015
                      Conservative Strategy - Class D                          302590
                      Conservative Strategy - Class E                          302589
                      Equity Aggressive Strategy - Class C                     696025
                      Equity Aggressive Strategy - Class D                     302582
                      Equity Aggressive Strategy - Class E                     302581
                      Moderate Strategy - Class C                              696036
                      Moderate Strategy - Class D                              302573
                      Moderate Strategy - Class E                              302572
---------------------------------------------------------------------------------------------------------------
New York              Aggressive Strategy - Class C, D, E                      S27-89-97
                      Balanced Strategy - Class C, D, E                        S27-89-98
                      Conservative Strategy - Class C, D, E                    S27-90-00
                      Equity Aggressive Strategy - Class C, D, E               S27-90-01
                      Moderate Strategy - Class C, D, E                        S27-89-99
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                             State Identification Number
---------------------------------------------------------------------------------------------------------------
North Dakota          Aggressive Strategy - Class C                         X461
                      Aggressive Strategy - Class D                         S750
                      Aggressive Strategy - Class E                         T495
                      Balanced Strategy - Class C                           X462
                      Balanced Strategy - Class D                           S751
                      Balanced Strategy - Class E                           T496
                      Conservative Strategy - Class C                       X463
                      Conservative Strategy - Class D                       S752
                      Conservative Strategy - Class E                       T497
                      Equity Aggressive Strategy - Class C                  X467
                      Equity Aggressive Strategy - Class D                  S753
                      Equity Aggressive Strategy - Class E                  T498
                      Moderate Strategy - Class C                           X484
                      Moderate Strategy - Class D                           S754
                      Moderate Strategy - Class E                           T499
---------------------------------------------------------------------------------------------------------------
Oklahoma              Aggressive Strategy - Class C                         SE-2009926
                      Aggressive Strategy - Class D                         SE-2009927
                      Aggressive Strategy - Class E                         SE-2009928
                      Balanced Strategy - Class C                           SE-2009929
                      Balanced Strategy - Class D                           SE-2009930
                      Balanced Strategy - Class E                           SE-2009931
                      Conservative Strategy - Class C                       SE-2009932
                      Conservative Strategy - Class D                       SE-2009933
                      Conservative Strategy - Class E                       SE-2009934
                      Equity Aggressive Strategy - Class C                  SE-2009935
                      Equity Aggressive Strategy - Class D                  SE-2009936
                      Equity Aggressive Strategy - Class E                  SE-2009937
                      Moderate Strategy - Class C                           SE-2009938
                      Moderate Strategy - Class D                           SE-2009942
                      Moderate Strategy - Class E                           SE-2009943
---------------------------------------------------------------------------------------------------------------
Puerto Rico           Aggressive Strategy - Class C                         S-19743-2
                      Aggressive Strategy - Class D                         S-19743
                      Aggressive Strategy - Class E                         S-19743-1
                      Balanced Strategy - Class C                           S-19744-2
                      Balanced Strategy - Class D                           S-19744
                      Balanced Strategy - Class E                           S-19744-1
                      Conservative Strategy - Class C                       S-19747-2
                      Conservative Strategy - Class D                       S-19747
                      Conservative Strategy - Class E                       S-19747-1
                      Equity Aggressive Strategy - Class C                  S-19759-2
                      Equity Aggressive Strategy - Class D                  S-19759
                      Equity Aggressive Strategy - Class E                  S-19759-1
                      Moderate Strategy - Class C                           S-19750-2
                      Moderate Strategy - Class D                           S-19750
                      Moderate Strategy - Class E                           S-19750-1
---------------------------------------------------------------------------------------------------------------
South Carolina        Aggressive Strategy - Class C, D, E                   MF10670
                      Balanced Strategy - Class C, D, E                     MF10669
                      Conservative Strategy - Class C, D, E                 MF10667
                      Equity Aggressive Strategy - Class C, D, E            MF10671
                      Moderate Strategy - Class C, D, E                     MF10668
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                                 State Identification Number
---------------------------------------------------------------------------------------------------------------
South Dakota          Aggressive Strategy - Class C                             18048
                      Aggressive Strategy - Class D                             9126
                      Aggressive Strategy - Class E                             10625
                      Balanced Strategy - Class C                               18047
                      Balanced Strategy - Class D                               9127
                      Balanced Strategy - Class E                               10626
                      Conservative Strategy - Class C                           18046
                      Conservative Strategy - Class D                           9129
                      Conservative Strategy - Class E                           10628
                      Equity Aggressive Strategy - Class C                      18069
                      Equity Aggressive Strategy - Class D                      9130
                      Equity Aggressive Strategy - Class E                      10629
                      Moderate Strategy - Class C                               18056
                      Moderate Strategy - Class D                               9128
                      Moderate Strategy - Class E                               10627
---------------------------------------------------------------------------------------------------------------
Tennessee             Aggressive Strategy - Class C                             M98-5134
                      Aggressive Strategy - Class D                             RM99-0765
                      Aggressive Strategy - Class E                             RM99-0765
                      Balanced Strategy - Class C                               M98-5134
                      Balanced Strategy - Class D                               RM99-0765
                      Balanced Strategy - Class E                               RM99-0765
                      Conservative Strategy - Class C                           M98-5134
                      Conservative Strategy - Class D                           RM99-0765
                      Conservative Strategy - Class E                           RM99-0765
                      Equity Aggressive Strategy - Class C                      M98-5134
                      Equity Aggressive Strategy - Class D                      RM99-0765
                      Equity Aggressive Strategy - Class E                      RM99-0765
                      Moderate Strategy - Class C                               M98-5134
                      Moderate Strategy - Class D                               RM99-0765
                      Moderate Strategy - Class E                               RM99-0765
---------------------------------------------------------------------------------------------------------------
Texas                 Aggressive Strategy - Class C                             C-57981
                      Aggressive Strategy - Class D                             C-52744
                      Aggressive Strategy - Class E                             C-53652
                      Balanced Strategy - Class C                               C-57982
                      Balanced Strategy - Class D                               C-52745
                      Balanced Strategy - Class E                               C-53653
                      Conservative Strategy - Class C                           C-57983
                      Conservative Strategy - Class D                           C-52746
                      Conservative Strategy - Class E                           C-53654
                      Equity Aggressive Strategy - Class C                      C-57987
                      Equity Aggressive Strategy - Class D                      C-52747
                      Equity Aggressive Strategy - Class E                      C-53655
                      Moderate Strategy - Class C                               C-58012
                      Moderate Strategy - Class D                               C-52748
                      Moderate Strategy - Class E                               C-53656
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                                 State Identification Number
---------------------------------------------------------------------------------------------------------------
Vermont               Aggressive Strategy - Class C                             1/11/99-04
                      Aggressive Strategy - Class D                             4/25/97-01
                      Aggressive Strategy - Class E                             8/29/97-82
                      Balanced Strategy - Class C                               1/07/99-64
                      Balanced Strategy - Class D                               4/25/97-02
                      Balanced Strategy - Class E                               8/29/97-83
                      Conservative Strategy - Class C                           1/07/99-63
                      Conservative Strategy - Class D                           4/25/97-04
                      Conservative Strategy - Class E                           8/29/97-84
                      Equity Aggressive Strategy - Class C                      1/11/99-13
                      Equity Aggressive Strategy - Class D                      4/25/97-05
                      Equity Aggressive Strategy - Class E                      8/29/97-85
                      Moderate Strategy - Class C                               1/11/99-27
                      Moderate Strategy - Class D                               4/25/97-03
                      Moderate Strategy - Class E                               8/29/97-88
---------------------------------------------------------------------------------------------------------------
Washington            Aggressive Strategy - Class C                             C-60751
                      Aggressive Strategy - Class D                             C-55816
                      Aggressive Strategy - Class E                             C-56696
                      Balanced Strategy - Class C                               C-60750
                      Balanced Strategy - Class D                               C-55815
                      Balanced Strategy - Class E                               C-56695
                      Conservative Strategy - Class C                           C-60749
                      Conservative Strategy - Class D                           C-55813
                      Conservative Strategy - Class E                           C-56694
                      Equity Aggressive Strategy - Class C                      C-60740
                      Equity Aggressive Strategy - Class D                      C-55812
                      Equity Aggressive Strategy - Class E                      C-56693
                      Moderate Strategy - Class C                               C-60727
                      Moderate Strategy - Class D                               C-55814
                      Moderate Strategy - Class E                               C-56692
---------------------------------------------------------------------------------------------------------------
West Virginia         Aggressive Strategy - Class C                             MF-33895
                      Aggressive Strategy - Class D                             MF-22119
                      Aggressive Strategy - Class E                             MF-22915
                      Balanced Strategy - Class C                               MF-33894
                      Balanced Strategy - Class D                               MF-22120
                      Balanced Strategy - Class E                               MF-22916
                      Conservative Strategy - Class C                           MF-33893
                      Conservative Strategy - Class D                           MF-22132
                      Conservative Strategy - Class E                           MF-22910
                      Equity Aggressive Strategy - Class C                      MF-33901
                      Equity Aggressive Strategy - Class D                      MF-22141
                      Equity Aggressive Strategy - Class E                      MF-22919
                      Moderate Strategy - Class C                               MF-33903
                      Moderate Strategy - Class D                               MF-22122
                      Moderate Strategy - Class E                               MF-22909
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
State                 Portfolio                                                 State Identification Number
---------------------------------------------------------------------------------------------------------------
Wisconsin             Aggressive Strategy - Class C                             359880-03
                      Aggressive Strategy - Class D                             331116-03
                      Aggressive Strategy - Class E                             335158-03
                      Balanced Strategy - Class C                               359881-03
                      Balanced Strategy - Class D                               331117-03
                      Balanced Strategy - Class E                               335157-03
                      Conservative Strategy - Class C                           359882-03
                      Conservative Strategy - Class D                           331119-03
                      Conservative Strategy - Class E                           335156-03
                      Equity Aggressive Strategy - Class C                      359877-03
                      Equity Aggressive Strategy - Class D                      331120-03
                      Equity Aggressive Strategy - Class E                      335155-03
                      Moderate Strategy - Class C                               359869-03
                      Moderate Strategy - Class D                               331118-03
                      Moderate Strategy - Class E                               335154-03
---------------------------------------------------------------------------------------------------------------

[LETTERHEAD OF PRICE WATERHOUSE]

                       Report of Independent Accountants


To the Board of Trustees of
Frank Russell Investment Company


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Frank Russell Investment Company series' of funds (comprised of Equity I, Equity II, Equity III, Equity Q, International, Fixed I, Fixed III, Diversified Equity, Special Growth, Equity Income, Quantitative Equity, International Securities, Diversified Bond, Short Term Bond, Multistrategy Bond, Real Estate Securities, Emerging Markets, Money Market, U.S. Government Money Market, Tax Free Money Market, Tax Exempt Bond, Tax-Managed Large Cap, Tax-Managed Small Cap, Equity Aggressive Strategy, Aggressive Strategy, Balanced Strategy, Moderate Strategy, and Conservative Strategy (the "Funds")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 28, 1999, November 30, 1999, and December 31, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 1999 and November 30, 1999, and December 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of our last examination), through December 31, 1999:

    . Confirmation of the number of shares of beneficial interest of investments in affiliated registered investment companies owned by each Fund and held by a securities depository, which uses the book entry method of accounting for securities (i.e. Frank Russell Investment Management Company).

    . Reconciliation of all such shares of beneficial interest to the books and records of the Funds.

    . Agreement of 25 security purchases and 21 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

[LETTERHEAD OF PRICEWATERHOUSE COOPERS]

To the Board of Trustees of
Frank Russell Investment Company

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 1999, November 30, 1999, and December 31, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Pricewaterhouse Coopers, LLP
--------------------------------
Seattle, Washington
February 16, 2000

   Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of Frank Russell Investment Company (a series of funds comprised of Equity I, Equity II, Equity III, Equity Q, International, Fixed I, Fixed III, Diversified Equity, Special Growth, Equity Income, Quantitative Equity, International Securities, Diversified Bond, Short Term Bond, Multistrategy Bond, Real Estate Securities, Emerging Markets, Money Market, U.S. Government Money Market, Tax Free Money Market, Tax Exempt Bond, Tax-Managed Large Cap, Tax-Managed Small Cap, Equity Aggressive Strategy, Aggressive Strategy, Balanced Strategy, Moderate Strategy, and Conservative Strategy (the "Funds")), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 28, 1999, November 30, 1999, and December 31, 1999, and from December 31, 1998 through December 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 1999, November 30, 1999, and December 31, 1999, and from December 31, 1998 through December 31, 1999 with respect to securities reflected in the investment account of the Funds.

Frank Russell Investment Company

By:     /s/ Mark Swanson
      ----------------------------------------
            Mark Swanson

      ----------------------------------------
        Treasurer and Chief Accounting Officer

        March 9, 2000
      ----------------------------------------
        Date